

Mail Stop 7010

June 22, 2006

Mr. Gregory M. Bowie
Synalloy Corporation
2155 West Croft Circle
Spartanburg, SC 29302

> **RE:** **Synalloy Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 27, 2006**
> **File #0-19687**

Dear Mr. Bowie:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Consolidated Statements of Cash Flows, page 28

1. Given that you have prepared your statement of cash flows using the indirect method, it is unclear to us why you have reconciled your operating cash flows to net income from continuing operations rather than your net income. Reference paragraph 29 of FAS 95.

Note A. Summary of Significant Accounting Polcies
Revenue Recognition, page 30

2. With a view towards future disclosure, please tell us why you have classified your shipping costs as a reduction of revenue instead of as a component of cost of sales. Reference EITF 00-10.

Note B. Special Items, page 32

3. With a view towards future disclosure, please tell us how you are accounting for the affiliated company in which OP owns 45 percent.

4. With a view towards future disclosure, please tell us how you have classified the assets related to your Greensboro plant at December 31, 2005, which you plan to sell during the second quarter of 2006.

Note D. Deferred Charges and Other Assets, page 33

5. Please provide us with a comprehensive description of how you test your goodwill balance for impairment in accordance with FAS 142. In this regard, please tell us how you have defined your reporting units. In addition, please tell us what consideration you gave to your discontinued operations in determining that your goodwill balance was not impaired.

6. With a view towards future disclosure, please tell us how you have allocated your goodwill balance to your reportable segments. Reference paragraph 45 of FAS 142.

Note J. Stock Options, page 37

7. In future filings please ensure that your disclosures comply with the requirements outlined in paragraph A240 of FAS 123(R). In this regard, please ensure that you disclose the weighted average exercise price of options that have been cancelled or have expired.

8. With a view towards future disclosure, please tell us how you determined that your decision to accelerate the vesting of your options did not result in compensation cost. In this regard, please tell us how you considered the fact that it appears that these options are "in the money". Reference paragraphs 32-37 of FIN 44. In addition, please tell us and revise future filings to disclose why you elected to modify the terms of these options.

Note K Income Taxes, page 39

9. Given your retained earnings balance, please clarify for us how you have generated such a significant net operating loss carryforward in South Carolina.

Form 10-Q/A for the period ended April 1, 2006
Item 4. Controls and Procedures, page 11

10. We note that your Chief Executive Officer and Chief Financial Officer concluded that the effectiveness of your disclosure controls and procedures was adequate. However, your conclusion should be that your disclosure controls and procedures are either effective or ineffective. Given this, please tell us, and revise future filings to clarify, that your Chief Executive Officer and Chief Financial Officer still conclude that, at April 1, 2006, that your disclosure controls and procedures were effective. See Exchange Act Rule 13a-15(e).

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief